

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via E-Mail
Mr. Joe Chan
Chief Financial Officer
American Bonanza Gold Corp.
200 Granville Street, Suite 1238
Vancouver, British Columbia
Canada V6C 1S4

      Re: American Bonanza Gold Corp.
                 Form 20-F for the Fiscal Year Ended December 31, 2011
                 Filed April 2, 2012
                 File No. 000-29916

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Part I

Item 5. Operating and Financial Review Prospects, page 46

1.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the effect on the financial condition, changes in financial condition and results of operations that the treatment

specified by IFRS would have had absent these mandatory exceptions. Refer to Instruction #4 to Item 5 of Form 20-F.

Part II

Item 15. Controls and Procedures, page 79

Management's Report on Internal Control over Financial Reporting, page 79

2.   We note your disclosure that material adjustments were identified during the year-end audit process relating to certain accounting matters that were adjusted for in the December 31, 2011 consolidated financial statements. We further note your disclosure that these adjustments indicate a material weakness which arose as a result of limited finance staff with financial reporting expertise to address and review more complex accounting matters. Please further describe to us the nature of the material adjustments and their effect on the Company's financial reporting and ICFR. To the extent that you identify material weaknesses in the future, also confirm to us that you will provide disclosure of the nature of the material weaknesses and the effect on the Company's financial reporting and ICFR. Refer to Section II.B.3 of SEC Release No. 33-8810.

3.   Please tell us whether there was any change in your ICFR identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that materially affected, or was reasonably likely to materially affect, your ICFR. Also confirm that you will provide this disclosure in future filings, as required by Item 15(d) of Form 20-F.

Part III

Item 17. Financial Statements, page 83

Consolidated Financial Statements, page 1

Notes to the Consolidated Financial Statements, page 7

13. First-Time Adoption of International Financial Reporting Standards ("IFRS"), page 31

4.   We note your disclosure that the adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. We further note that the total operating and investing cash flows presented in your fiscal 2010 statement of cash flows (under Canadian GAAP) were $(512,925) and $1,332,672, respectively, and the total operating and investing cash flows presented in your fiscal 2010 statement of cash flows (under IFRS) were $(905,254) and $1,738,750, respectively. In addition, we note that you now present a line item in your statement of cash flows under IFRS for the effect of exchange rate changes on cash and cash equivalents. Please explain to us in sufficient detail what

these noted adjustments to the statement of cash flows represent, and revise to provide disclosure of these adjustments pursuant to IFRS 1.25. Also explain to us the basis for your statement that the adoption of IFRS did not have an impact on the total operating or investing cash flows in light of the differences noted above.

Notes to the IFRS reconciliations, page 35

5.   We note that you have grouped certain adjustments in your IFRS reconciliations. Please revise to provide explanations of the amount and nature of the individual adjustments within each group to give sufficient detail to enable users to understand the material adjustments. Refer to IFRS 1.25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining